January 31, 2011

VIA FACSIMILE & OVERNIGHT COURIER
(202) 772-9210

Stephen Krikorian
Accounting Branch Chief
Mark P. Schuman
Legal Branch Chief

U.S. Securities and Exchange Commission
10 F Street, N.E.
Washington, DC 20549

RE: NetSol Technologies, Inc.
File No. 000-22773

Form 10-K for the fiscal year ended June 30, 2010
Filed on September 10, 2010

Form 10-K/A for the fiscal year ended June 30, 2010
Filed on September 14, 2010

Form 10-Q for the fiscal quarter ended September 30, 2010
Filed on November 12, 2010

Dear Mr. Krikorian and Mr. Schuman,

Hereafter included, please find our response to your comment letter dated January 13, 2011.

Form 10-K for the fiscal year ended June 30, 2010

General

1.
You state on pages 26, 27, and elsewhere that you intend to sell your products in the newer markets in Middle East, Africa, and Latin America, regions generally understood to include Iran, Syria, and Cuba. Iran, Syria, Sudan and Cuba are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Iran, Syria, Sudan or Cuba. Please describe to us the nature and extent of your past, current and anticipated contacts with Iran, Syria, Sudan and Cuba, if any, whether through subsidiaries, joint ventures, distributors or other direct or indirect arrangements. Your response should describe any products, components, equipment, technology, software, services information and support that you have provided to Iran, Syria, Sudan and Cuba, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by these governments.

There are many definitions of which countries are included in the “Middle East”. The Middle East commonly refers to a large group of countries including but not limited to Israel, the United Arab Emirates and the Kingdom of Saudi Arabia. We are aware of U.S. Department of State limitations on doing business with certain Middle East countries including Iran, Syria and the Sudan. As with Middle Eastern countries, many countries make up the countries of Latin America. As with our reference to the Middle East, we are aware of U.S. Department of State limitations on doing business with Cuba. We have not, do not presently have and do not intend to have, either directly or indirectly, any prohibited contacts and/or business dealings with any country subject to U.S. economic sanctions, including Iran, Syria, Sudan, or Cuba.

Item 3. Legal Proceedings, page 22.

2.	In your response letter, please describe the basis for your determination that disclosure relating to the litigation referenced on page F-34 was not required by Item 103 of Regulation S-K.

Disclosure of the litigation referenced on page F-34 was not necessary according to Item 103 of Regulation S-K in that the claim does not exceed, exclusive of interest and costs, 10% of the current assets of the company on a consolidated basis.

Item 4. Market for Registrant’s Common Equity and Related Stockholder Matters and Issuer Purchases of Equity Security.

3.
For each unregistered offering, please revise to clarify the section of the Securities Act or the rule of the Commission under which exemption from registration is claimed and state briefly the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K. Please note that this comment also applies to your quarterly report on Form 10-Q for the quarter ended September 30, 2010.

Item 4 in our 10-K/A for the year ended June 30, 2010 has been amended on page 25 as follows:

In April 2010, the Company issued 80,000 rule 144 shares to a consultant as part of its compensation in exchange for services and not for resale to the public.  The valuation was determined on the date the Agreement was signed.  These shares were issued in reliance on an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.  The consultant is a public relations company for technology companies and has been operating in the same business for a number of years and would be considered a sophisticated investor.  The consultant has direct access to NetSol’s financial and business materials and is able to assess any risks that may relate to the Company’s securities.

In April 2010, the Company issued 30,000 rule 144 shares to outside board members as part of the their compensation for serving on the board of directors for the 2009-2010 term. The shares were issued in reliance on an exemption from registration available under Section 4(2) of the Securities Act of 1933, as amended. All board members have direct and continuous access to the Company’s financial and business materials and filings and are able to identify any risks that may be related to the shares. In addition, the board members have continuous and direct contact with the senior executives of the Company who may clarify any questions that they may have surrounding the shares.

In April 2010, the Company issued 187,500 rule 144 shares to three named executive officers as part of their executive compensation package approved by the Company’s compensation committee. These share issuances were further reported on the employees annual form 5 filings. The shares were issued in reliance on an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.  All of the executive employees in this transaction have direct knowledge, experience and access to the Company’s financial and business information. The executives are all accredited investors and can bear the economic risk of the issued securities, if any.

In June 2010, the Company issued 322,788 shares as part of a conversion of Note issued in 2009 to Solomon Strategic Holdings, Ltd. The shares underlying the note were held over six months and were exempt from registration as available under Regulation S of the Securities Act of 1933, as amended. The investor is a sophisticated, accredited and non-US investor and otherwise qualifies under the exemption.

In June 2010, the Company issued 322,778 shares as part of a conversion of Note issued in 2009 to the Tail Wind Fund Ltd.  The shares underlying the note were held over six months and are exempt from registration as available under Regulation S of the Securities Act of 1933, as amended.  The investor is a sophisticated, accredited and non-US investor and otherwise qualifies under the exemption.

In June 2010, the Company issued 163,576 shares as part of a conversion of Note issued in 2009 to Tail Wind Advisory Management Ltd.  The shares underlying the note were held over six months and are exempt from registration as available under Regulation S of the Securities Act of 1933, as amended.  The investor is a sophisticated, accredited and non-US investor and otherwise qualifies under the exemption.  Further, no US persons were involved with any investment offers.

In June 2010, the Company issued 14,881 rule 144 shares to an employee as part of his compensation package.  The shares were issued in reliance on an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.  The employee has direct access to the Company’s business plans as well as all senior executives of the Company who may clarify any questions he may have surrounding any financial or business issues of the Company.  Finally, the employee is an accredited investor and can bear the economic risk of the issued securities, if any.

Our 10-Q for the quarter ended September 30, 2010 has been amended on page 33 and 34 as follows:

In July 2010, the Company issued a total of 210,000 shares of restricted common stock to executive employees as part of their compensation agreements.  These share issuances were further reported on the employees annual form 5 filings. These shares were issued in reliance on an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.  All of the executive employees in this transaction have direct knowledge, experience and access to the Company’s financial and business information.  Finally, the executives are all accredited investors an can bear the economic risk of the issued securities, if any.

In July 2010, the investor holder of a $2 million convertible note converted $1,646,400 worth of principal and interest there on from the note into a total of 2,613,333 shares of common stock.  This transaction was originally reported in an 8-K at the time of the issuance of the Note in July 2008.  The shares were issued in reliance on an exemption from registration under Regulation S of the Securities Act of 1933, as amended.  The investor is sophisticated, accredited and non-US investor and otherwise qualifies under the exemption.
In July 2010, the four independent directors were issued a total of 30,000 shares as compensation for their service on the board of directors for the quarter ended June 30, 2010. These shares were issued as part of the Company’s 2008 Equity Incentive Plan.   These share issuances were reported in the holders’ annual Form 5 filing.  These shares were issued in reliance on an exemption from registration available under Section 4(2) of the Securities Act of 1933, as amended. All board members have direct and continuous access to the Company’s financial and business materials and filings and are able to identify any risks that may be related with the shares. In addition, the board members have continuous and direct contact with the senior executives of the Company who may clarify any questions that they may have surrounding the shares .  All independent directors are accredited investors and can bear the economic risk of loss, if any.

In August 2010, an accredited, non-US holder of our $6 million convertible note converted $43,591 worth of principal and interest there on from the note into 69,192 shares of common stock. This transaction was originally reported in an 8-K at the time of the issuance of the Note in July 2008.  The shares were issued in reliance on an exemption from registration under Regulation S of the Securities Act of 1933, as amended.  The investor is sophisticated, accredited and non-US investor and otherwise qualifies under the exemption.

In September 2010, an accredited, non-US holder of our $6 million convertible note converted $261,026 worth of principal and interest there on from the note into 414,326 shares of common stock.  This transaction was originally reported on an 8-K at the time of the issuance of the Note in July 2008. The shares were issued in reliance on an exemption from registration under Regulation S of the Securities Act of 1933, as amended.  The investor is sophisticated, accredited and non-US investor and otherwise qualifies under the exemption.

In September 2010, accredited and non- US holder of warrants were issued a total of 466,571 shares of common stock as a result of the exercise of warrants issued in June and October 2007. This transaction was initially reported at the time of the acquisition of the shares of common stock and associated warrants in 2007.  The shares were issued in reliance on an exemption from registration under Regulation S of the Securities Act of 1933, as amended.  The investor is sophisticated, accredited and non-US investor and otherwise qualifies under the exemption.

In September 2010, an employee of the Company was issued 15,432 shares of restricted common stock which was required to be issued according to the terms of his employment agreement. These shares were issued in reliance on an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.  The executive employee in this transaction has direct knowledge, experience and access to the Company’s financial and business information.  Finally, the executive employee is an accredited investor and can bear the economic risk of the issued securities, if any.

In September 2010, shares of restricted common stock totaling 1,769,230 shares were issued to three accredited and non US investors who all had a pre-existing investment relationship with the Company as part of an offering of common stock at $.65 per share that was commenced in August 2010. The shares were issued in reliance on an exemption from registration under Regulation S of the Securities Act of 1933, as amended and otherwise qualify under the exemption.

In September 2010, the Company issued 25,000 shares of common stock to a consultant.  The shares were due as part of their agreement with the Company and not for resale to the public. These shares were issued in reliance on an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.  The consultant is a public relations company for technology companies and has been operating in the same business for a number of years and would be considered sophisticated investor.  The consultant has direct access to NetSol’s financial and business materials and is able to assess and weather any economic risk that may relate to the Company’s securities.

~~During the quarter ended September 30, 2010, the Company issued 350,000 shares of common stock against exercise of options with a total consideration of $186,875.~~

Please note that as the last entry were shares issued from a plan registered on Form S-8, the shares are not restricted securities and accordingly this disclosure has been deleted.

4.
Here and in your quarterly report on Form 10-Q for the quarter ended September 30, 2010, you indicate that certain of your unregistered sales of securities were made based on a claim of exemption under Regulation D. However, you do not appear to have filed any Forms D in connection with these offerings. Please note that as of March 16, 2009, Forms D are required to be submitted electronically on EDGAR. Please file the required Forms D for any sales made in reliance on Regulation D after this date, or tell us in your response letter why no such filings are required. See Rule 503 of Regulation D, SEC Release NO. 33-8891, and the additional guidance provided by the Division of Corporation Finance at: http://www.sec.gov/divisions/corpfin/formdfiling.htm and http://www.sec.gov/info/smallbus/secg/formdguide.htm.

Our review has determined that the exemptions relied upon are not a Regulation D exemption and accordingly no Form D filings are required.

Item 6. Management’s Discussion and Analysis and Plan of Operations

Critical Accounting Policies

Goodwill, page 30

5.
We note your critical accounting policy and footnote disclosures regarding goodwill impairment testing. Tell us your consideration of providing enhanced disclosure that more fully describe the estimates and assumptions included in your assessment and evaluation of goodwill impairment. In this respect, we have identified the following areas where we believe additional discussion would enhance your disclosures:

•
Please disclose your annual goodwill impairment test date. Discuss the reporting units used in your analysis and explain how the reporting units were identified. Provide the amount of goodwill allocated to each reporting unit and explain in greater detail how you estimate the fair value of each reporting unit.

The company does impairment testing of the goodwill on an annual basis at the balance sheet date i.e., June 30th. In addition to our annual internal impairment testing, the Company retains the services of an independent valuation specialist to validate our findings.

The source of the Company’s goodwill relates to the acquisition of three companies namely NetSol PK Tech, CQ Systems, UK and McCue Systems, USA. NetSol PK Tech operates in the Asia Pacific region; CQ Systems (currently NetSol Technologies Europe Limited) operates in Europe; and McCue Systems (currently NetSol Technologies North America, Inc.) operates in the North American region. All these geographies are considered as different reporting units (segments). Goodwill arising from the acquisition of these companies has been allocated to their respective geographical segments to which they relate. While identifying reporting units/ segments, the Company takes into consideration the reports reviewed by the CEO (chief operating decision maker). As our financial reports are analyzed on this regional basis, we have defined this as segment reporting for purposes of goodwill impairment testing. Reporting unit wise detail of goodwill as of June 30, 2010 and 2009 is given below:

Reporting Units	2010	2009
Asia Pacific	$1,303,372	$1,303,372
Europe	3,471,813	3,471,813
North America	4,664,100	4,664,100
Total	$9,439,285	$9,439,285

There was no impairment of goodwill for the years ended June 30, 2010 and 2009. A number of factors are taken into consideration while calculating the fair value of the reporting units. These factors include the projected after tax earnings of the reporting unit, industry price earnings ratio and a reasonable discount rate to arrive at the actual fair value of the reporting unit.

As the fair value of all reporting units substantially exceeded the carrying values, no impairment was identified in the consolidated financial statements. The following table sets forth the percentage by which the fair value exceeds the carrying value for all reporting units as on June 30, 2010

Reporting Units	Percentage by which fair value exceeds carrying value
Asia Pacific	92.78%
Europe	62.28%
North America	15.3%

We have revised Page 31 and 32 of the 10-K/A to add the disclosures above and all these disclosures will be made part of the future filings as well.

•
To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying values and are potentially at risk of failing step one of your goodwill impairment analysis please tell us and disclose the percentage by which the fair value substantially exceeds the carrying value for all your reporting units, please disclose this determination.

The Company’s reporting unit’s fair values substantially exceeded the corresponding carrying values of goodwill.  Accordingly, no additional disclosure has been provided.

•
For those reporting units in which the fair values do not exceed their carrying values by significant amounts, describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

There is no reporting unit whose fair value is less than the carrying value.  Accordingly, no additional disclosure has been provided.

Results of Operations, page 31

6.
Tell us your consideration of providing enhanced disclosures to explain the underlying reasons for your significant revenue growth. In this respect, you should clearly explain why there was such a significant increase in your license fee revenues. We refer you to Section III.B of SEC Release 33-8350.

A more detailed disclosure in 10-K/A is now given and relevant paragraph on Page 35 has been modified as follows:

We note that the total consolidated net revenue for fiscal year 2010 was $36,779,897 as compared to $26,448,177 in fiscal year 2009. This represents a ~~is a nearly~~ 39% increase in revenue. Maintenance fee revenue increased 8% from $6,499,419 to $7,047,936. Revenue from services, which includes consulting and implementation, increased 3% from $15,162,426 to $15,574,853. The activity for NetSol’s new license sales for NFS™ also improved significantly. License revenue increased by 196% from $4,786,332 in 2009 to $14,157,107 in 2010.

Due to the unprecedented and worldwide recession in 2008, a majority of the deals in pipeline were either parked or delayed by the expected and existing customers due to reduction in IT budgets. This delay also resulted in low license and services revenue in the year 2009. However, beginning in fiscal year 2010, those deals, along with others, were converted into contracts resulting in increased license revenue. Besides this, by 2009, our flagship product "NetSol Financial Suite™" has been established as a mature product for the Asia Pacific regional market and we have seen a remarkable increase in enquires creating demand of the product in the region. After the 2008 financial meltdown, we are seeing increased demand for our product in the leasing and financial sector. During the last two years, we have built a very healthy pipeline which is translating into more license sales.

7.
Please tell us how you considered discussing the extent to which changes in revenues from period to period were due to changes in prices or changes in the volume of products sold and services provided. See Item 303(a)(3)(iii) of Regulation S-K. Please note that this comment also applies to your filing on Form 10-Q for the quarter ended September 30, 2010.

As stated in response to comment number 6 above, revenue growth was due to both changes in the pricing policy and the increased number of deals signed. We have revised page 35 and page 30 of the 10-K/A and 10-Q/A, respectively.

8.
Please clarify what you mean by your statement on page 32 that “due to the revision in your pricing policy, NFS™ license value in APAC is in the range of $1.0 to $2.0 million, without factoring in services maintenance and implementation fees.” In addition, explain the reason for the change in your pricing policy, or why you concluded that such disclosure is not required.

The change in license pricing policy has been effected as a result of growing demand for our NFS™ product in the APAC Region. Specifically, in China, NFS™ has become the market leader in the Auto Captive finance market with penetration over 90% of businesses choosing NFS™. The pricing range as disclosed takes into account the initial license fees, as well as, additional license income from clients, based upon the growth of their contract portfolio. These fees apply to all of our NFS™ modules, CAP, CMS and WFS. The license pricing range given is purely for the use of the product and the clients pay additional amounts for implementation, data migration, configuration and maintenance.

Generally speaking, the Company feels that it can charge a premium for its product, as the Chinese and rest of the APAC market continues to grow. The Company may in future, revise the pricing up or down, subject to growing demand or competition.

The Company considers that the detailed pricing policy and reason for upwards revision is a sensitive information for its operations. Each customer has its own bargained price and revealing the fundamentals of pricing in a public document may cause the company troubled in its negotiations with the existing and prospective customers. Further the company believes that a detailed disclosure about change of our pricing policy can also give an edge to our competitors which will go against the growth of the company. Most of our competitors are private companies whose financial information is not publicly available. With this disclosure about our pricing policy, they would be in better position to quote/price their products in a much competitive manner.

Liquidity and Capital Resources, p.36

9.
Tell us your consideration of providing enhanced disclosures that focus on primary drivers of and other material factors necessary to an understanding of your cash flows. In this regard, we note that there were material changes in several working capital line items, however, you have not disclosed why these changes occurred and how they impacted operating cash flow. Also, tell us how you considered disclosing the days sales outstanding (“DSO”) at each balance sheet date and the impact it has on your cash flows. You should also consider disclosing the impact that your convertible debt and loans payable will have on your future cash flows. We refer you to Section IV.B of SEC Release No. 33-8350.

We have revised relevant paragraphs on Page 39 of the 10-K/A and replaced with the following detailed disclosure:

We note that the Company's cash position was $4,075,546 at June 30, 2010, compared to $4,403,762 at June 30, 2009. Further, we note that the Company’s current assets, as of June 30, 2010, totaled $33,354,816, an increase of 16% from $28,792,129 or 46% of total assets as of June 30, 2009. As of June 30, 2010, the Company's working capital (current assets less current liabilities) totaled $13,127,033 compared to $11,398,413 as of June 30, 2009, an increase of $1,728,620. As of June 30, 2010, the Company had $12,280,331 million in accounts receivable and $9,477,278 million in revenues in excess of billings.  Net cash provided by operating activities amounted to $8,669,710 ~~1~~ for the year ended June 30, 2010, as compared to $1,231,588 for the year ended June 30, 2009.

The increase is mainly due to an increase in both net profits of the Company, accounts receivable and other current assets. The increase in the overall revenues of the company is due to the signing of new deals that have resulted in an increase in accounts receivables and other current assets, including revenues in excess of billings. The average collection cycle for accounts receivables ranges between three to six months from the date of invoicing. The average days sales outstanding, for the year ended June 30, 2010, was 122 days as compared with 157 days in fiscal year 2009. This decrease is a result of better collection efforts by the Company during the current year.

~~We expect to receive payments on these accounts within the next fiscal year.~~

We note that net cash used in investing activities amounted to $10,216,790 for the year ended June 30, 2010, as compared to $9,434,284 for the year ended June 30, 2009. The difference ~~lies in~~ is primarily a result of the capitalization of intangible assets ~~as well as~~ and an increase in purchases of fixed assets. Please note that the Company had purchases of property and equipment of $2,986,495, compared to $2,093,618 for the comparable period last fiscal year.

We note that net cash provided by financing activities amounted to $1,708,837 and $6,571,516 for years ended June 30, 2010, and 2009, respectively. The current fiscal year included a cash inflow of $854,509 from the sale of common stock and $71,250 from the exercise of stock options and warrants, compared to $712,770 and $563,929 in the prior year, respectively. Additionally, the Company generated $3.5 million from the issuance of convertible notes. As of June 30, 2010, the convertible notes payable, net of the associated beneficial conversion feature amounted to $7,083,204 out of which $3,017,096 will be payable in fiscal 2011 and the balance of $4,066,108 due in July 2011.

In the current fiscal year, the Company also had $4,540,971 in proceeds from bank loans, and net capital leases payments of $4,328,700 as compared to $3,843,541 in proceeds from bank loans, and net capital leases payments of $539,497 in the comparable period last year. The Company operates in a range of geographical regions of the world through its various subsidiaries. These subsidiaries have financial arrangements from various financial institutions to meet both their short and long term funding requirements. These loans will become due at different maturity dates the detail of which is given in Note No. 12 of the annexed financial statements. The Company and all of its subsidiaries are in compliance with our financial covenant arrangements. The Company’s subsidiary, NetSol PK, has a term finance facility from Askari Bank to finance the construction of a new building. The total amount of the facility is Rs. 200,000,000 or approximately $2,327,476 which is secured by the first of Rs. 580 million of land, building, and equipment of the Company. The Company has used only Rs. 100 million ($1,163,738 approximately) of this facility as on June 30, 2010 and the balance of Rs. 100 million is available depending upon the financial requirements of the Company.

10.
We note from your disclosures on page F-27 that the cumulative amount of undistributed earnings of foreign subsidiaries that you intend to permanently invest and upon which no U.S. income taxes has been provided is $21.7 million as of June 30, 2010. Please tell us how you considered providing liquidity disclosures to disclose the potential tax impact associated with the repatriation of the undistributed earnings. In this regard, consider disclosing the amount of cash that is currently held by your foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

We have revised the relevant paragraph on page F-27 of the 10-K/A to give a detailed disclosure regarding the Company’s intention of repatriation of foreign undistributed earnings and its potential tax impact. The relevant paragraph on page F-27 has been replaced with the following:

The cumulative amount of undistributed earnings of foreign subsidiaries that the Company intends to permanently invest and upon which no deferred US income taxes have been provided is $21,653,787, as of June 30, 2010. The additional US income tax on unremitted foreign earnings, if repatriated, would be offset in part by foreign tax credits. The extent of this offset would depend on many factors, including the method of distribution, and specific earnings distributed. The Company is currently focusing its marketing efforts on the Asia Pacific region where strategic capital investment is planned to be financed by undistributed earnings of foreign subsidiaries. The Company’s capital investment strategies include a geographical focus such that reinvestment of these earnings will occur outside of the United States, and thus not subject to respective repatriation tax implications. At this stage, it is not practicable to estimate the amount of additional taxes that might be payable upon repatriation of foreign earnings.

11.
Please tell us what consideration you gave to including a more detailed discussion of the financial covenants in your bank loans, their impact on your liquidity and capital resources, and the status of your compliance with the covenants. Please note that this comment also applies to your filing on Form 10-Q for the quarter ended September 30, 2010.

We refer you to our response to your comment number 9 above regarding this comment. The Company has revised the page 39 of the 10-K/A and page 32 of the 10-Q/A accordingly.

Item 8A(T) Controls and Procedures, page 37.

12.
We note that this section does not include the disclosure required by Item 9A of Form 10-K. Given the nature and extent of this omission, please tell us whether you consider your Form 10-K to be timely filed.

Information required by Item 9A was mistakenly deleted from the initial filing of the 10K on September 10, 2010. The information was included in the amendment to the 10K filed on September 14, 2010. As the information was included in the amended document well in advance of the Company’s 10-K deadline, we believe the Form 10-K to be timely filed.

Item 9. Directors, Executive Officers and Corporate Governance, page 38

13.
We are unable to locate disclosures responsive to Items 406, 407(d)(4) and 407(d)(5) of Regulation S-K in your Form 10-K or amended Form 10-K. See Item 10 of Form 10-K. Please revise or advise us why this information is not provided.

The following section has been added to Item 9. Directors, Executive Officers and Corporate Governance, on page 44 of the 10-K/A, as follows:

Corporate Governance.

Code of Ethics.

The Company adopted on July 2, 2004, as amended and restated on July 22, 2007, a Code of Ethics applicable to every officer, director and employee of the Company, including, but not limited to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

Audit Committee

The Company has an audit committee whose members are the independent directors of the Company, specifically, Mr. Beckert, Mr. Burki, Mr. Caton and Mr. Shakow. Mr. Burki is the current acting chairman of the audit committee.

Audit Committee Financial Expert.

The Company has identified its audit chairperson, Mr. Shahid Javed Burki as its audit committee financial expert. Mr. Burki is an independent board member as the term is defined in the Nasdaq Listing Rules. Mr. Burki’s experience as Finance Minister of Pakistan, Chief Executive Officer of EMP Financial Advisors, his various roles at the World Bank, and his tenure as both a audit committee member and chair for the Company, provides him with an understanding of generally accepted accounting principles and financial reporting. Additionally, this experience provides an ability to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; experience analyzing financial statements that were comparable in the breadth and complexity of issues that can be reasonably expected to be raised by the Company’s financial statements; an understanding of internal control over financial reporting; and an understanding of audit committee functions.

Directors and Executive Officers, page 38

14.
In your amended filing, include a more detailed description of the specific experience, qualifications, attributes or skills that led to the conclusion that each nominee should serve as your director at the time that the disclosure is made, in light of your business and structure. See Item 401(e)(1) of Regulation S-K.

Each Director’s business and personal acumen for the position has been analyzed by the Nominating Committee before being slated for a board member position. The Amended and Restated Charter of the Nominating and Corporate Governance Committee sets forth specific factors to be used in evaluating board nominees.  These factors include the possession of such knowledge, experience, skills, expertise and diversity so as to enhance the Board's ability to manage and direct the affairs and business of the Company, including, when applicable, to enhance the ability of committees of the Board to fulfill their duties and/or to satisfy any independence requirements imposed by law, regulation or Nasdaq listing requirement.  The information regarding the background of each individual nominee as required by Item 401(e)(1) is contained in the original filing.

While we believe that it is the overall experience of each director that makes them qualified to serve on our board, we have provided additional disclosure on page 42, 43 and 44 of the 10K/A highlight the specific attributes that make each director qualified for the position as follows:

NAJEEB U. GHAURI is the Chief Executive Officer and Chairman of NetSol.  He has been a Director of the Company since 1997, Chairman since 2003 and Chief Executive Officer since October 2006. Mr. Ghauri is the founder of NetSol Technologies, Inc. He was responsible for NetSol listing on NASDAQ in 1999, the NetSol subsidiary listing on KSE (Karachi Stock Exchange) in 2005, and the NetSol listing on the NASDAQ Dubai exchange in 2008.   Mr. Ghauri served as the Company's Chief Executive Officer from 1999 to 2001 and as the Chief Financial Officer from 2001 to 2005.  As CEO, Mr. Ghauri is responsible for managing the day-to-day operations of the Company, as well as the Company's overall growth and expansion plan.  Prior to joining the Company, Mr. Ghauri was part of the marketing team of Atlantic Richfield Company (ARCO) (now acquired by BP), a Fortune 500 company, from 1987-1997. Prior to ARCO, he spent nearly five years with Unilever as brand and sales managers. Mr. Ghauri received his Bachelor of Science degree in Management/Economics from Eastern Illinois University in 1979, and his M.B.A. in Marketing Management from Claremont Graduate School in California in 1981.  Mr. Ghauri was elected Vice Chairman of US Pakistan Business Council in 2006, a Washington D.C. based council of US Chamber of Commerce. He is also very active in several philanthropic activities in emerging markets and is a founding director of Pakistan Human Development Fund, a non-profit organization, a partnership with UNDP to promote literacy, health services and poverty alleviation in Pakistan. Mr. Ghauri has participated in NASDAQ opening and/or closing bell ceremonies in 2006, 2008 and 2009.  The Nominating Committee believes that Mr. Ghauri’s long term experience with the Company and his direct experience with the capital markets and investment community makes him qualified to serve on our Board of Directors.

SALIM GHAURI has been with the Company since 1999 as the President and Director of the Company. Mr. Ghauri is currently the Chairman and CEO of NetSol Technologies Limited and President of the Asia Pacific Region and CEO of Global Services Group.  Mr. Ghauri was the founder of Network Solutions (Pvt.) Ltd. in 1995, Later NetSol Technologies (Pvt.) Limited.  Under his leadership, NetSol gradually built a strong team of IT professionals and infrastructure in Pakistan and became the first software house in Pakistan certified as ISO 9001 and CMMi Level 5 assessed. Under his leadership, NetSol PK has become the leading IT company and is known as an IT Icon in the region.  Mr. Ghauri received his Bachelor of Science degree in Computer Science from University of Punjab in Lahore, Pakistan. Before NetSol Technologies Ltd., Mr. Ghauri was employed with BHP in Sydney, Australia from 1987-1995, where he commenced his employment as a consultant.   Mr. Ghauri was appointed in 2007 as an Honorary Consul for Australia-Punjab Region.  The Nominating Committee believes that Mr. Ghauri’s capacity as Chief Executive of our largest subsidiary, as well as his unique knowledge of the Asia Pacific and Pakistan markets makes him qualified to serve as a member of our Board of Directors.

NAEEM GHAURI has been a Director of the Company since 1999 and was the Company’s Chief Executive Officer from August 2001 to October 2006. Mr. Ghauri serves as the Managing Director of NetSol (UK) Ltd., a wholly owned subsidiary of the Company located in London, England. He is also the director of the Global Sales group. While instrumental in numerous transactions, his most significant contribution to the revenue of the Company was his role in closing the TiG NetSol Joint Venture in 2005.  Prior to joining the Company, Mr. Ghauri was Project Director for Mercedes-Benz Finance Ltd., from 1994-1999. Mr. Ghauri supervised over 200 project managers, developers, analysis and users in nine European Countries. Mr. Ghauri earned his degree in Computer Science from Brighton University, England.   Mr. Ghauri serves on the board of NetSol Technologies Europe, Ltd., a subsidiary of the Company.  The Nominating Committee believes that Mr. Ghauri’s background in auto finance, a significant portion of our revenues, and his experience in developing new business opportunities for the Company makes him qualified to serve on our Board of Directors.

EUGEN BECKERT was appointed to the Board of Directors in August 2001. A native of Germany, Mr. Beckert received his masters in Engineering and Economics from the University of Karlsruhe, Germany. Mr. Beckert was with Mercedes-Benz AG/Daimler Benz AG from 1973, working in technology and systems development. In 1992, he was appointed director of Global IT (CIO) for Debis Financial Services, the services division of Daimler Benz. From 1996 to 2000, he acted as director of Processes and Systems (CIO) for Financial Services of DaimlerChrysler Asia Pacific Services.  During this period he was instrumental to having the LeaseSoft products of NetSol developed and introduced in several countries as a pilot customer. From 2001 to 2004, he served as Vice President in the Japanese company of DCS.  Mr. Beckert retired from DaimlerChrysler in November 2006.  Mr. Beckert is chairman of the Nominating and Corporate Governance Committee and a member of the Audit and Compensation Committees.  The Nominating Committee believes that Mr. Beckert’s experience in auto finance related IT, specifically as CIO for Debis Financial Services, together with his status as an independent director under Nasdaq rules makes him qualified to serve on our Board of Directors.

SHAHID JAVED BURKI was appointed to the Board of Directors in February 2003.  Before joining the World Bank in 1974 he was a member of the Civil Service of Pakistan. He had a distinguished career with the World Bank from 1974 to 1999 where he held a number of senior positions including Chief of Policy Planning (1974-1981); Director of International Relations Department (1981-87); Director of China Department (1987-94); and Vice President of Latin America and the Caribbean Region (1994-99). Upon taking early retirement from the Bank, he took up the position of Chief Executive Officer of EMP Financial Advisors, a consulting company linked with the Washington based EMP Global, a private equity firm and worked there until 2005. He is currently Chairman the Institute of Public Policy, a think tank associated with the Beacon house National University, Lahore, Pakistan. He also spends some time each year as Senior Visiting Research Fellow at the Institute of South Asian Studies, National Singapore University. In 1996-97 he took leave of absence from the World Bank to take up the position of Finance Minister of Pakistan. Mr. Burki was educated at Government College, Lahore from where he received M.Sc. in Physics; at Oxford University as a Rhodes Scholar from where he received M.A. (Hons) in Economics; at Harvard University as a Mason Fellow from where he received M.P.A. and also studied for Ph.D. in Economics (not completed). In 1997, he received a Diploma in Advanced Management from Harvard University’s Business School.  Mr. Burki has authored several books and articles on development issues including Study of Chinese Communes (Harvard University Press, 1969); Pakistan Under Bhutto (Macmillan, 1990); Changing Perceptions, Altered Reality: Pakistan’s Economy Under Musharraf, 1999-2006 (Oxford University Press, 2007). He is currently working on a book, Changing Asia to be published later this year by Routledge, London.  Mr. Burki is a chairman of the Audit Committee and a member of the Compensation and Nominating and Corporate Governance Committees.  Mr. Burki is the Company’s Financial Expert on the Audit Committee.  The Nominating Committee believes that Mr. Burki’s vast experience as an economist and entrepreneur with a specialization on the Asia Pacific markets, his status as our financial expert and, finally his status as an independent director under Nasdaq rules makes him qualified to serve on our Board of Directors.

MARK CATON joined the board of directors in 2007.  Mr. Caton is currently President of Centela Systems, Inc. a distributor of computer peripheral solutions in the multimedia and digital electronic market segment, a position he has held since 2003. Prior to joining Centela, Mr. Caton was President of NetSol Technologies USA, responsible for US sales, from June 2002 to December 2003. Mr. Caton was employed by ePlus from 1997 to 2002 as Senior Account Representative. He was a member of the UCLA Alumni Association Board of Directors and served on the Board of Directors of NetSol from 2002-2003. Mr. Caton is a Chairman of the Compensation Committee and a member of the Audit and Nominating Committees. Mr. Caton received his BA from UCLA in psychology in 1971.  The Nominating Committee believes that Mr. Caton’s understanding of the US IT market, his experience in human resource related issues and his status as an independent director  under Nasdaq rules qualifies him to serve on our Board of Directors.

ALEXANDER SHAKOW was elected to the board on June 4, 2007.  Mr. Shakow had a distinguished career with the World Bank where he held various high level positions from 1981-2002.  Since 2002, he has been an independent consultant for various international organizations.  From 1968-1981 Mr. Shakow  held many senior positions at the United States Agency for International Development, including Assistant Administrator for Program and Policy; Director -Office of Development  Planning, Bureau for Asia; and, Director-Indonesia, Malaysia and Singapore Affairs.  Mr. Shakow was also a staff member of the United States Peace Corps from 1963-1968, including Director for Indonesia.  Mr. Shakow received his PhD from the London School of Economics and Political Science in 1962.  He earned his undergraduate degree with honors from Swarthmore College in 1958.  Mr. Shakow is listed in Who’s Who in America, Who’s Who in the World and Who’s Who in Finance and Business.  Mr. Shakow is a member of the Audit, Compensation and Nominating and Corporate Governance Committees.  The Nominating Committee believes that Mr. Shakow’s extensive experience as economist with focus on the Asia Pacific regions as well as his status as an independent director under Nasdaq rules makes him qualified to serve on our Board of Directors.

Item 10. Executive Compensation

Compensation Discussion and Analysis

2010 Executive Compensation Components.

Base Salary, page 42.

15.	Please revise your disclosure in this section to explain why base salaries were adjusted for each of your named executive officers for the past fiscal year. See Item 402(m)(l) of Regulation S-K.

As previously disclosed, each of the named executive officers of the Company voluntarily agreed to a reduction in their base salary during the fiscal year ended June 30, 2009, as a result of the need to tighten Company’s expenses during the onset of the recession. As the Company’s outlook has improved each officer received an adjustment of his or her salary to correct for the previous reduction. Each executive officer’s salary was adjusted as noted in the summary of each executive officer’s employment agreement. The Base Salary section commencing on page 46 has been amended as follows:

Base Salary

An executive's base salary is evaluated together with components of the executive's other compensation to ensure that the executive's total compensation is consistent with our overall compensation philosophy.

The base salaries were established in arms-length negotiations between the executive and the Company, taking into account their extensive experience, knowledge of the industry, track record, and achievements on behalf of the Company.

Base salaries are adjusted annually by the Compensation Committee. During the 2010 fiscal year, each executive officer, with the exception of the Chief Financial Officer whose position began in Fiscal 2009, received an upward adjustment to his or her Base Salary to correct for the voluntary decrease in base salary agreed to by each executive officer during the 2009 fiscal year. The Chief Financial Officer’s base salary was adjusted in the 2010 fiscal year based on his performance for the Company during his first year of service.

Annual Bonus, page 42

16.
Please revise your discussion in this section to provide a more detailed discussion of the performance-based cash bonus component of your compensation program, as well as why none of your named executive officers were awarded cash bonuses for your fiscal year ended June 30, 2010. Seem Item 402(m)(l) of Regulation S-K.

The discussion in this section, on page 46 of the 10-K/A, has been revised to include the following language:

Annual Bonus

Our compensation program includes eligibility for bonuses as rewarded by the Compensation Committee. All executives are eligible for annual performance-based cash bonuses in accordance with Company policies.

During our fiscal year ended 2010, none of the named executives were awarded cash bonuses.  The Compensation Committee determined to forgo cash bonuses during the fiscal year ended 2010 because, while the Company was experiencing an easing of the effects of the recession, cash bonuses could have a negative impact on the Company’s desire to maintain cash reserves.

Long-Term Equity Incentive Compensation, page 42

17.
Please revise your discussion in this section to provide a detailed discussion explaining how you determined the amount of stock awarded to each named executive officer during the fiscal year ended June 30, 2010. See Item 402(m)(l) of Regulation S-K.

The disclosure in this section, on page 46 of the 10-K/A, has been revised to explain how we determined the amount of stock awarded to each named executive officer as follows:

Long-Term Equity Incentive Compensation

We believe that long-term performance is achieved through an ownership culture that encourages long-term participation by our executives in equity-based awards. Our various Employee Stock Option Plans allow us to grant stock options to employees. We currently make initial equity awards of stock options to new executives and certain non-executive employees in connection with their employment with the Company. Annual grants of options, if any, are approved by the Compensation Committee.

Equity Incentives.    Executives, certain non-executive employees, and directors who join us may be awarded stock awards and/or stock option grants after they join the Company. These grants have an exercise price equal to the fair market value of our common stock on the grant date. Such awards are intended to provide the executive with incentive to build value in the organization over an extended period of time. The size of the stock option award is also reviewed in light of the executive's track record, base salary, other compensation and other factors to ensure that the executive's total compensation is in line with our overall compensation philosophy.  A review of all components of compensation is conducted when determining equity awards to ensure that total compensation conforms to our overall philosophy and objectives.

During the Fiscal Year Ended June 30, 2010, the Company adjusted the overall compensation of the named executives to reconcile the reduction in salaries during the previous fiscal year and first half of the fiscal year ended June 30, 2010.  Equity incentives determined by the Fair Market Value of our common stock on the grant date were provided to the executives an adjustment of their overall compensation while taking into account the need to continue to incentivize the executive to build value in the organization.  Each executive’s stock award was based on an analysis of the Compensation Committee of an appropriate overall cash compensation for each individual taking into their position and compensation at similarly situated companies. Each executive’s stock award was  based on a desired overall compensation cash value less the base salary as approved by the Compensation Committee.

Summary Compensation, page 44

18.
It is unclear why your disclosure in footnote 2 is not included in the table itself. It appears that the dollar amount of the option grants, determined in accordance with FASB ASC Topic 718 should be set forth in column (f), and correspondingly changes should be made to column (j). See Item 402(n)(2)(vi) of Regulation S-K and the guidance provide in Section II.A.2.d. of SEC Release no. 33-9089. Please revise or advise.

The form 10-K has been revised and the footnote amount incorporated into the table on page 48 of the 10K/A.

Item 14. Exhibits and Reports on Form 8-K, page 58

19.
It appears that you have effective registration statements on Form S-3 and S-8 including, without limitation File Nos. 333-140248, 333-138103 and 333-142054, that incorporate by reference from your annual report. You have not, however, included a written consent from your independent auditors as an exhibit to your filing. Please file the written consent as an exhibit to your amended Form 10-K. See Item 601(b)(23)(ii) of Regulation S-K. If any offerings on form S-3 or S-8 have been completed or otherwise terminated, please advise, and file a post effective amendment consistent with Securities Act Rule 415.

The Company is filing with its 10-K/A the requested consents. We have examined the registration statements and determined that a post effective amendment is not warranted at this time.

Signatures, page 60

20.
We note that your Form 10-K has not been signed by your CFO, Boo-Ali Siddiqui, in his individual capacity. See paragraph 2(a) of General Instruction D to Form 10-K. Please file an amended Form 10-K that is properly signed.

The Form 10-K Signature page has been amended to reflect the above comment.

21.
We note that you did not identify the person signing the report on Form 10-K in the capacity of controller or principal accounting officer. See paragraph 2(a) of General Instruction D to form 10-K. Note that any person who occupies more than one specified positions must indicate each capacity in which he or she signs the report. See paragraph 2(b) of General Instruction D to Form 10-K. Please include the signature of your controller or principal accounting officer in your amended Form 10-K. Please note that this comment also applies to your amended 10-K filed on September 14, 2010.

The Form 10-K, as amended on September 14, 2010, has been amended to reflect the above comment denoting Mr. Boo-Ali Siddiqui as the principal accounting officer of the Company.

Consolidated Financial Statements

Consolidated Statement of Operations and Comprehensive Loss, page F-4

22.
Please tell us how your disclosures comply with ASC 810-10-55-4J. In this regard, we note the line-item description “net income (loss) before non-controlling interest in subsidiary and income taxes” in the consolidated statement of operations appears to include income (loss) from the non-controlling interest and therefore appears to represent “net income (loss)” if presented after tax. We also note that the line item currently labeled as “Net income (loss)” appears to represent “Net income attributable to NetSol.” Please revise or tell us why revision is not warranted.

The table has been revised accordingly.

Consolidated Statements of Cash Flows, page F-7
23.
Please tell us how you considered FASB ASC 230-10-45-28, which indicates that the statement of cash flows prepared under the indirect method should start with “net income (loss).” In this respect, please note that ASC 810-10-65-1 defines “net income” as attributable to both the controlling and non-controlling interests.

The Company incorrectly excluded the effect of minority interest from the statement of cash flows. The statement has been revised accordingly, on page F-7,  as follows:

	For the year
	Ended June 30,
	2010	2009
Cash flows from operating activities:
Net income (loss)	$6,286,217	$(6,230,905)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	3,907,945	4,188,208
Provision for bad debts	442,804	2,393,685
Gain on sale of subsidiary shares in Pakistan	-	(351,522)
Loss on foreign currency exchange transaction	4,144	-
Share of net loss from investment under equity method	67,494	-
Loss on sale of assets	224,741	404,820
Stock issued for notes payable and related interest	39,960	-
Stock issued for services	801,684	346,817
Fair market value of warrants and stock options granted	803,508	261,472
Beneficial conversion feature	1,867,787	40,277
Changes in operating assets and liabilities:
Increase/ decrease in accounts receivable	(1,316,995)	(4,679,496)
Increase/ decrease in other current assets	(3,701,022)	3,740,567
Increase/ decrease in long-term assets	-	43,889
Increase/ decrease in accounts payable and accrued expenses	(758,557)	1,073,775
Net cash provided by operating activities	8,669,710	1,231,588
Cash flows from investing activities:
Purchases of property and equipment	(2,986,495)	(2,093,618)
Sales of property and equipment	641,484	65,096
Payments of acquisition payable	-	(742,989)
Investment under equity method	(268,000)	-
Increase in intangible assets	(7,603,779)	(6,662,774)
Net cash used in investing activities	(10,216,790)	(9,434,284)
Cash flows from financing activities:
Proceeds from sale of common stock	854,509	712,770
Proceeds from the exercise of stock options and warrants	71,250	563,929
Purchase of subsidary stock in Pakistan	-	(281,347)
Proceeds from sale of subsidiary stock	-	558,535
Purchase of treasury stock	-	(360,328)
Proceeds from convertible notes payable	3,500,000	6,000,000
Redemption of preferred stock	(1,920,000)	-
Restricted cash	(700,000)	(5,000,000)
Dividend Paid	(43,828)	(33,508)
Bank overdraft	(7,008)	159,551
Proceeds from bank loans	4,540,971	3,843,541
Payments on bank loans	(258,358)	947,870
Payments on capital lease obligations & loans - net	(4,328,700)	(539,497)
Net cash provided by financing activities	1,708,837	6,571,516
Effect of exchange rate changes in cash	(489,973)	(240,296)
Net increase in cash and cash equivalents	(328,216)	(1,871,477)
Cash and cash equivalents, beginning of year	4,403,762	6,275,238
Cash and cash equivalents, end of year	$4,075,546	$4,403,762

Note 2. Summary of Significant Accounting Policies

(F) Allowance for Doubtful Accounts, page F-10)

24.
Please clarify how you determine that collectability of your accounts receivable is reasonably assured pursuant to Section 13(A)(1) and footnote 6 of FASB ASC 605-10-S99. Please tell us and disclose your typical payment terms and clarify whether you generally receive payment within these terms. As part of your response, please provide us your DSO for each of the periods presented.

Please note that it is the Company’s policy to execute irrevocable sales contracts before we start the work. Additionally, the Company also takes a reasonable down payment at the time of signing the contract to bind the customer. Before entering into a contract, the Company also evaluates the prospective customer’s credit worthiness to ensure that customer is capable of meeting its financial commitments. To date, all of our major customers are financial institutions whose credit rating is readily available. Payment terms vary from customer to customer and ranges from three to six months as per agreement with the respective customer. Payments are usually received within the due date of payment. DSO for the fiscal years ended June 30, 2010 and 2009 were 122 and 157 days, respectively.

We have also revised Page 39 of the 10-K/A to discuss our payment terms, receipt of payments within those terms and the DSO as set forth above.

(G) Revenues in Excess of Billings, page F-10.

25.
We note your percentage of completion arrangements result in “revenues in excess of billings” Please tell us how you consider the collectability criteria and the fixed and determinable criteria when recognizing revenue from these arrangements. As part to your response, please tell us the extent to which you have successfully billed and collected these amounts subsequent to the balance sheet date.

Please refer to our response to comment 24 above with respect to the collectability criteria.

Our sales from software services are based on fixed price contracts, and revenue is recognized in accordance with the percentage of completion of the respective contract. An output measure (i.e., unit completion method) is used to determine the percentage of completion of the services rendered to the customer. Units completed are certified by the relevant project manager and EVP IT & Operations. Our product is off the shelf and ready to be used by the customer. However, the customers may also require associated services like business process mapping, configuration, data migration, integration with any existing system and provision of training to the staff. These services are not essential for the implementation of the product and have no impact on its core functionality. As of June 30, 2010 the company had revenue in excess of billing amounting to $9.48 million. As of the date of our response, the company has billed 52% of this amount, of which 43% has been collected.

(T) Foreign Currency Translation, page F-14
26.
Please clarify how you determine the functional currency for each of your subsidiaries. Provide an analysis that demonstrates the functional currency is the currency of the primary economic environment in which the entity operates, normally the currency in which the operation generates and expends cash. We refer you to the guidance in FASB ASC 830-10-45-2 through 830-10-45-6 and 830-10-55-3 through 830-10-5-7.

In accordance with US GAAP, the Company defines functional currency as the currency of each respective subsidiary’s primary economic environment in which it operates. We have subsidiaries operating in different geographies of the world which generate and expend cash in their respective local currencies. All foreign subsidiaries are operated independently and generate cash from their respective sales. These operations are self-contained and integrated within their particular country and economic environment and not impacted by the Parent Company’s functional currency. For example, NetSol PK Tech, NetSol Innovation and NetSol Connect, are incorporated in Pakistan and use exclusively the Pak Rupee as their functional currency. All their assets are purchased in Pakistan using the local currency. Similarly almost all expenses are incurred in Pakistan and are also denominated in the local currency. Additionally, the source of financing for these entities is from financial institutions, which also utilize the Pak Rupee.

We also bring your attention to the (Pakistan) Foreign Exchange Regulation Act, which mandates the use of the Pak Rupee by businesses located in Pakistan. The Company therefore determines that the Pak Rupee is the (required) functional currency of these entities operations.

Similarly, NetSol Technologies Europe Limited (NTE) and NetSol Technologies UK (NTUK), are both incorporated under the rules and regulations of the United Kingdom. All assets and liabilities of these companies are procured in the local currency (i.e., GB Pound). Additionally, we note that they have also obtained financing facilities in the GB Pound from various financial institutions. Also, a majority of their income is earned and expenses incurred in GB Pound. Therefore, GB Pound is considered to be the functional currency of both NTE and NTUK. We note that the same is the case with NTPK Thailand where all transactions are incurred in its local currency which is the Thai Baht. This is also considered its functional currency.

Note 7. Intangible Assets, page F-18.

27.	Please tell us and revise in future filings to disclose the weighted average amortization period in total and by major intangible asset class. See FASB ASC 350-30-50-1.

We have revised the disclosure in the financial statements, on page F-18, to include the required disclosures, shown here as follows:

	Product Licenses	Customer Lists	Total
Intangible assets - June 30, 2008 - cost	$18,992,284	$5,451,094	$24,443,378
Additions	6,050,047	352,963	6,403,010
Effect of translation adjustment	(1,880,317)	-	(1,880,317)
Accumulated amortization	(9,359,407)	(4,460,038)	(13,819,445)
Net balance - June 30, 2009	$13,802,607	$1,344,019	$15,146,626

Intangible assets - June 30, 2009 - cost	$25,042,331	$5,804,057	$30,846,388
Additions	7,652,707	-	7,652,707
Effect of translation adjustment	(2,734,235)	-	(2,734,235)
Accumulated amortization	(10,958,723)	(5,137,482)	(16,096,205)
Net balance - June 30, 2010	$19,002,080	$666,575	$19,668,655

Weighted average amortization period	7.58	5.00	7.16

Amortization expense for:
Year ended June 30, 2010	$1,716,504	$677,444	$2,393,948
Year ended June 30, 2009	$1,662,424	$741,705	$2,404,129

Note 8. Goodwill, page F-19

28.	Please tell us how you considered disclosing the amount of goodwill for each reportable segment. We refer you to the guidance of FASB ASC 350-20-50.

We refer you to our response to comment number 5 above for response to this comment.

Note 18. Segment Information and Geographic Areas, page F-35.

29.
We note from your disclosures on page 16 that your Pakistan operations contributed 58.18% of your 2010 revenues. Please tell us your consideration of separately disclosing within your segment disclosures the amount of revenues or assets attributable to each material foreign country. We refer you to the guidance in FASB ASC 280-10-50-41.

We note that the Company discloses segment information based on a geographical basis. While identifying segments, the Company takes into consideration the reports reviewed by the CEO (chief operating decision maker). As our financial reports are analyzed on this regional basis, we have used this basis for segment reporting. In our above statement that “Our Pakistan operations contributed 58.18% of our 2010 revenues”, our intent was to indicate the revenue generated by NetSol PK. NetSol PK operates in different countries of Asia Pacific region including Pakistan. All Pakistan operations are carried out in Asia pacific region which is separately disclosed in the segment information. Assets related to operations in Asia pacific region are also separately disclosed in the segment information.

We have revised the relevant paragraph on Page 16 of the 10-K/A to be read as follows:

Our off-shore development facility continues to perform strongly and has enhanced its capabilities and expanded its sales and marketing activities. The Lahore operation supports the worldwide customer base of the NFS™ suite of products and all other product offerings. NetSol has continued to lend support to the Lahore subsidiary to further develop its quality initiatives and infrastructure. The programming and development facility in Pakistan, being the engine which drives NetSol worldwide, continues to be the major source of revenue generation. ~~The Pakistan operations~~ NetSol PK contributed ~~58.18% of the 2010 revenues with~~ $21.40 million in revenues for the current year with a net profit of $11.14 million before adjusting the minority interest. This was accomplished primarily through export of IT services and product licensed to both the domestic and overseas markets.

Besides revising the above paragraph, the following disclosure regarding revenue and long-lived assets of each material country has been given on page F-37 of the 10-K/A.

Geographic Information

Disclosed in the table below is geographic information for each country that comprised greater than five percent of our total revenues for fiscal 2010 and 2009.

	June 30, 2010		June 30, 2009
	Revenue	Long-lived Assets	Revenue	Long-lived Assets

China	$11,500,798	$45,570	$4,392,279	$54,684
Thailand	4,975,571	179,125	1,362,749	-
USA	5,805,502	6,524,366	5,396,693	8,190,837
UK	5,937,566	5,125,867	6,984,690	5,849,396
Pakistan	1,994,993	26,701,772	2,629,049	19,673,740
Australia	1,066,013	4,158	1,916,766	3,417
Other Countries	5,499,454	-	3,765,951	-
Total	$36,779,897	$38,580,858	$26,448,177	$33,772,074

Note 19. Non-Controlling Interest in Subsidiary, page F-37.

30.	Please tell us how your disclosures comply with FASB ASC 810-10-50-1A(c and (d). Also see the examples in FASB ASC 810-10-55-4(L) and (M).

The column presenting non-controlling interest in shareholder’s equity was erroneously excluded, which has now been incorporated in the revised filing. The related changes in the income statement and balance sheet have also been made on page F-5 and F-6.

Exhibits 31.1 and 31.2

31.
The certifications may not be changed in any respect from the language of Item 601(b)(31) of Regulation S-K, even if the change would appear to be inconsequential in nature. See Section II.B.4 of SEC Release 34-46427. We note that you have made the following changes:

•	Replaced the word “report” with “quarterly report” and “annual report” in paragraph 2;

•	Replaced the word “report” with “annual report” in paragraph 3;

•	Deleted the language pertaining to internal control over financial reporting in paragraph 4:

•	Omitted paragraph 4(b) of item 601(b(31);

•	Modified the language of paragraph 4(d) of Item 601(b)(31); and

•	Included paragraph 6, which is not required by Item 601(b)(31).

Please file an amended 10-K with certifications containing the exact language required by Item 601(b)(31) of Regulation S-K.

The certifications have been revised to correct the language in accordance with Item 601(b)(31) of Regulation S-K and filed with the amended 10-K.

Form 10-K/A for the fiscal year ended June 30, 2010

Item 8(A)(T) Controls and procedures

General

32.
We note you conduct a significant portion of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial Statements and assess your internal control over financial reporting, please address the following:

•
In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to assess financial reporting risks that are relevant to all locations where you have operation.

The Company has adopted the COSO framework for internal controls over financial reporting, including the utilization of the top-down risk assessment (TDRA) model. Based on the TDRA, each business unit is continually assessed for its respective qualitative and quantitative contribution to the financial reporting elements and financial statement level risks in the consolidated financial statements. Our testing considerations and testwork then begins with the design and effectiveness of key entity level controls that respond to the risks identified. We then further conduct an evaluation of risk at the process (account) level. These internal controls are tested regularly for assessing effectiveness and improvements are continually incorporated for the betterment of processes.

•	If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

The Company maintains an internal audit function, which evaluates and tests the key controls identified within the financial reporting process based on the top-down risk assessment model. Our internal audit function is an integral part of our assessment of ICOFR and continually contributes to the monitoring function, as well as assisting in the continuous improvement process.

•
If you maintain your books and records of your foreign subsidiaries in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

Each business unit maintains its own books and records and prepares their respective financial statements according to local GAAP, which is IFRS for subsidiaries which are non-US.

•
If you do not maintain the books and records of your foreign subsidiaries in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have all necessary and appropriate adjustments in your conversions and disclosures.

The Company maintains a key entity level control process over the conversion of the financial statement information prepared by each business unit in accordance with IFRS, and our financial reporting requirements with the SEC in accordance with US GAAP. This process is a component of our financial statement consolidation process, wherein we reconcile all entity financial statements and record elimination entries. This process is consistently applied on a quarterly basis, and includes a review of convergence developments to ensure compliance with IFRS at each respective subsidiary, and then again within the translation and consolidation process as noted.

33.
We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify by name, but for each person, please tell us:

•	What role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

The Company’s Controller is primarily responsible for financial accounting, record keeping, and preparation of financial statements. This responsibility includes the collection of financial information from all subsidiaries and consolidation of that information according to the requirements of US GAAP.

The Company’s Chief Financial Officer also greatly contributes to the consolidated financial statement preparation and review. He is also responsible for the COSO framework at all levels and subsidiaries of the company.

•	What relevant education and ongoing training he or she has had relating to U.S. GAAP;

The Chief Financial Officer is a Member of Institute of Chartered Accountants of Pakistan (www.icap.org.pk) and the Certified Internal Control Auditor (www.theiic.org). The Controller has a degree in finance and is currently a CPA candidate. Both the Controller and the CFO undergo regular training on US GAAP and new pronouncements through webinars, research and relevant material study.

•	The nature of his or her contractual or other relationships to you;

Both the CFO and the Controller are permanent employees of the company.

•	Whether he or she holds and maintains any professional designations such as Certified public Accountant (U.S.) or Certified managements Accountant; and

We refer you to our above responses.

•
About his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

Both the Controller and the CFO have four years of formal training in accounting, auditing and management consultancy from the Institute of Chartered Accountants of Pakistan and service with audit firms in Pakistan. We additionally note that the CFO completed his training from Ford Rhode Sidat Hyder (a member firm of Ernst & Young International). Additionally, both the Controller and the CFO have more than six years of professional experience of handling the affairs of our Company at various levels.

34.	If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

•	The name and address of the accounting firm or organization;

•	The qualifications of their employee who performs the services for your company;

•	How and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•	How many hours they spent last year performing these services for you; and

•	The total amount of fees you’ve paid to each accounting firm or organization with the evaluation of internal control over financial reporting for the most recent fiscal year end.

We do not retain any accounting firm or similar organization for the preparation of our financial statements.

35.
If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but tell us:

•	Why you believe they are qualifies to prepare your financial statements or evaluate your internal control over financial reporting;

•	How many hours they spent last year per forming these services for you; and

•
The total amount of fees you’re paid each individual in connection with the preparation of your financial statements and in connection with the evaluation of your internal control over financial reporting for the most recent fiscal year end.

We do not retain individuals outside of our Company for purposes of preparation of our financial statements.

36.
Since you do not appear to have identified an audit committee financial expert in your filing, please describe the extent of the audit committee’s knowledge of U.S. GAAP and internal control over financial reporting.

We have amended the 10-K to identify our audit committee financial expert on page 44 of the 10-K/A.

Management’s Report on Internal Control Over Financial Reporting.

37.
We note your statement that under the supervision and participation of management, including the Chief Executive Officer and Chief Financial Officer, you performed an assessment of the effectiveness of your internal controls over financial reporting “as of July 3, 2010.” Similarly, you state that the have been no significant changes in your internal controls over financial reporting during your “fourth fiscal quarter ended July 3, 2010.” Management’s annual report on the effectiveness of internal controls must as of the end of the registrant’s most recent fiscal year. See Item 308(a)(3) of Regulation S-K. Similar concerns apply to your disclosure that there were no changes during your fourth fiscal quarter ended July 3, 2010. Please revise your disclosures accordingly.

Our 10-K on page 41 has been amended to reflect the appropriate dates required by Item 308(a)(3) of Regulation S-K.

Exhibits 31.1 and 31.2

38.
As noted above in comment 31, the certifications may not be changed in any respect from the language of Item 601(b)(31) of Regulation S-K. See Section II.B.4 of SEC Release NO. 34-46427. We note that you have made the following changes:

•	Included the company’s signature, not the required individual’s signatures; and

•	Included a disclaimer after the signature block.

Please file an amended 10-K with certifications containing the exact language required by Item 601(b)(31) of Regulation S-K.

The certifications have been amended to reflect the above comments consistent with Item 601(b)(31) of Regulation S-K.

Form 10-Q for the quarterly period ended September 30, 2010.

Cover Page

39.
We note that you have checked the box for Non-accelerated filer instead of Smaller reporting company. In your response letter, please provide us with an analysis explaining why you no longer meet the definition of Smaller reporting company. Refer to Exchange Act Rule 12b-2.

It appears that the box “Smaller reporting company” was inadvertently deleted from the final 10-Q draft resulting in the checking of the wrong box. An amended 10-Q has been filed to reflect the correct designation.

Exhibits 31.1 and 31.2

40.
As noted above in comments 31 and 38, the certifications may not be changed in any respect from the language of Item 601(b)(31) of Regulation S-K. See Section II.B.4 of SEC Release 34-46427. We note that you have made the following changes:

•	Replaced the word “report” with “quarterly report” in paragraphs 2 and 3;

•	Deleted the language pertaining to internal control over financial reporting in paragraph 4;

•	Omitted the paragraph 4(b) of Item 601(b)(31); and

•	Modified the language of paragraph 4(d) of Item 601(b)(31).

Please file an amended 10-Q with certifications containing the exact language required by Item 601(b)(31) of Regulation S-K.

The certifications have been amended to reflect the above comments consistent with Item 601(b)(31) of Regulation S-K.

We acknowledge that:

•	The company is responsible for adequacy and accuracy of the disclosure in the filing:

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter. Please contact the undersigned (818) 222-9195 ext. 110, or Ms. Malea Farsai at (818) 222-9195 ext. 105 if you require any clarification or have any questions.

Very truly yours,

/s/Patti L. W. McGlasson

Patti L. W. McGlasson
General Counsel
NetSol Technologies, Inc.

cc: Najeeb Ghauri, CEO NetSol Technologies, Inc.

      Boo Ali Siddiqui, CFO NetSol Technologies, Inc.

Morgan Youngwood, Christine David, Evan Jacobson, U.S. SEC